Exhibit 99.69

NexGen Announces Director Resignation

Vancouver, BC, September 12, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) announces the resignation of James Currie effective September 11, 2016. Mr. Currie has been a director of NexGen since April 2013. The Board of NexGen wish Mr Currie all the best in his future endevours.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has an experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects from discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, Bow Discovery in March 2015 and the Harpoon Discovery in August 2016.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca